Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
               -----------------------------------------------------------------
                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.



                             PUBLIC SERVICE COMPANY
                                  OF NEW MEXICO
                            HOST: Ms. Barbara Barsky
                                DATE: May 3, 2001
                                 TIME: 8:45 a.m.

OPERATOR:
Good morning and welcome, ladies and gentlemen, to the PNM Transitioning Ideas into Results Presentation. At this time, I would like to inform you that this conference is being recorded for rebroadcast and that all participants are in a listen-only mode.

I will now turn the conference over to Ms. Barbara Barsky. Please go ahead, ma'am.

MS. BARSKY:
Thank you. Good morning and welcome, everybody. Thanks for joining us here in New York and those of you who are on the teleconference as well.

Let me just quickly introduce those of us from New Mexico here today. I'm Barbara Barsky. I'm our investor relations officer. Max Maerki, our CFO, is over there. And Eddie Padilla, our senior vice president of power and marketing, and trading, over here, and he'll be speaking with you this morning. Maureen Gannon is Jeff's administrative aide for this year. And with us today also from Western Resources is a guest, vice president of investor relations Carl Ricketts.

We'll be speaking for about 25, 30 minutes, and then be open for questions, and look forward to those. Thanks very much for joining us today. Let me introduce our chairman, president, and CEO, Jeff Sterba.

MR. STERBA:
Well, thank you all for your patience this morning in getting started and also with it as warm as it is to see so many of you joining us in suits and ties. I guess it must be the season on Wall Street or something.

Anyway. It is a pleasure to join you today. We've had several sessions in Boston and in New York over the last couple of days, and we've had a great deal of interest. So we're going to try to move through the presentation reasonably quickly, so we can get to, I think, what's probably more important and valuable, which are your questions.

For those of you that joined us on the conference call a couple of weeks ago, you know the story about how we-- what we came out with in terms of our first quarter earnings.

I won't go into any detail. You know the numbers. The details are in the packet that you got. But we'll be certainly happy to answer any questions that you may have about it.

Let me spend just a second in comparing and contrasting our earnings over the last two plus years. Certainly in the first quarter of 2001, we showed a marked improvement in our earnings effectively surpassing the level of earnings generated last year by the end of August.

But if we go back to 1999 to 2000, we showed about a 25 percent, 26 percent increase in earnings over 1999 levels, and one of the things that this obviously congers up is the question of how long does this last? Are you all just good or are you lucky? And, you know, what's the old saying, don't ever confuse a bull market with brains, or brains with a bull market.

And this is obviously something that we've spent a lot of time thinking about and in terms of what really are our core competencies, what really are the advantages we think we bring to a marketplace. Because it's very important from our perspective to really look at sustainable earnings and what we can provide to our shareholders over a long period of time, not just capitalize on those once in a lifetime kinds of bull market that happen in any commodity.

You all have seen bull markets come and go, we certainly have in the west, whether it's cattle, whether it's oil and gas, whether it's silver, or in the old days of uranium. Those things happen in a marketplace.

This is a sign that hangs down in a bar in Southeastern New Mexico after the last oil bust, and it's certainly one we take with some humor.

But I think one of the things we're here to share with you today is our belief that the kind of progress we've made in our competitive ventures in the wholesale marketplace are not flashes in the pan.

We've demonstrated solid progress over a number of years to be able to take advantage of the kind of marketplace that we've been presented with over the last year.

But in the absence of that kind of a marketplace, we've also demonstrated solid results and I want to spend a minute talking about that.

If you look over the last ten, 12 months, what this picture shows is the volatility -- pricing volatility at Palo Verde and then the diamonds represent the revenue which can roughly translate into margin also, it's just obviously a lower number, over that same period of time. And you can tell in a period of high volatility we've been able to continue to grow our revenues and our margins through this period of time since last May or last May, June.

But if you go back into history and look since 1995 at our performance in a very different market condition, a market condition that was characterized by low prices, still volatility, high volatility compared to most other commodities, but certainly much lower prices. We've been able to grow our revenue and our margin at a considerably strong rate.

Through 2000, average annual growth rate of 56 percent. If you take 2000 out, take out all of the California effects, we still were able to grow at about 45 percent a year since 1995.

This is part of a story that those of you that have been with us for some time have heard before. And a lot of our success, if you will, in the wholesale marketplace really emanates out of adversity.

For those of you that have followed us for a long time, you know that we became actively involved in the wholesale market not three years ago, not five years ago, but 15 years ago, and we became involved in it because we didn't have any choice. We had real surplus capacity, 70 percent reserve margins. We had to find ways to open our markets. We had to find ways to break down barriers both at the federal and the state levels to give us the flexibility.

Because a lot of that capacity was being borne by our shareholders. We didn't have the luxury of having its fixed costs paid for under rates. So we had to find ways to change market dynamics that would advantage our position in a marketplace that frankly was pretty soft in price and the like.

We showed you the financial performance that we had since 1995. Let me talk a little bit about why. What have we been able to do as a company that's been able to generate those results and why do we believe that those would be sustainable for the future?

First, the western marketplace is different than the eastern marketplace in that it is not a network system. There are significant dislocations in the western marketplace both by transmission constraints.

Now that's true anywhere in the United States, but it's particularly true in the western United States because of the lower density of population.

There are hubs that become exceptionally important for the primary trading of commodity and ancillary services. We have a physical position at both Palo Verde and Four Corners, which are two of those critical hubs.

We have a synthetic position in Las Vegas. We would like to firm up that position that we have in Vegas to be a physical position over time.

I talk about a physical position because we're one of those folks -- one of those companies that does believe in -- that our strategy requires asset-backed trading capabilities.

That doesn't mean that we don't trade, but it is important for our strategy to be asset-backed. And so the excess capacity or surplus generation that we've had has been a key component of being able to grow this business in a way that we'll talk about and really Eddie will talk more about later.

The second, as I said before, we've been in this business for 15 years. We've learned through the school of hard knocks what works, what doesn't.

More importantly, we've learned the people that operate in the market. We've learned their unique needs. We have folks that operate in our trading floor that have been in the business now for 15, 20 years, not just in general utility stuff, but in a trading kind, marketing kind of environment.

They know the dislocations that occur on the transmission side. They know what it means when you have a clinker in a boiler. They know what you can expect in terms of the outage of the unit whereas a lot of traders don't.

But we've also created an environment that I think is somewhat unique in the industry. The environment that our traders operate in is very team-focused. Any major transaction goes through touches a large number of hands before it's actually acted upon.

Our intended compensation is all team-based, not individual-based because we believe that transactions need to have a number of different looks at them.

That kind of environment I think has lead naturally into a relationships-based marketing approaching where as many of you know we focus on niche markets. We're not trying to be number one in the west as a trader. If we were, you appropriately should think less of us. We're trying to be number one, number two in the niche markets in which we serve. And those niches are created geographically, product, and customer characteristics.

There's things that Eddie will talk about -- about how we've aligned ourselves with customers. Many of those customers are really suppliers that I think create a bit of a different approach to the market than you see in many other places.

Certainly anybody that's operating in this kind of volatile market better have a strong risk management effort and we do. We don't necessarily think ours is better than anybody else's, but ours is a strong one that involves the level of commitment of our senior execs. Max chairs that risk management committee; Eddie sits on it. And it's one that's very active in helping manage the risk that we take on.

For example, you saw in the first quarter that our sales levels have actually declined from where they were the first quarter of 2000.

And the reason is with this kind of price volatility for us to be able to manage under our risk management's parameters, with the high prices we have reduced our volume and that's an appropriate -- one of the efforts or one of the tactics that we use to manage that risk.

Last, and I'd like to spend maybe just a brief minute on this about resources. As an asset-backed trader making sure that you can count on having resources available for you is obviously very important.

We were like many other utilities eight, ten years ago in that we had generating capacity that was operating at 60 percent, 65 percent capacity factor.

Last year, San Juan, which is our largest set of coal resources, four units, 1,600 megawatt coal plants, operated at an average capacity factor of 86 -- just under 86 percent.

It was in the top five of all coal plants in the United States, and it also has had to operate in what you may call a fairly harsh environment because of the quality of coal that we've been using over the last five years or so that has a high ash content. Consequently a lot of the abrasion on the boiler tubes and you end up with a lot of tube leaks. So that's been exceptionally important and it's something that we're committed to continuing to invest in.

These resources, whether it be San Juan or Palo Verde, are at the top of the mark in terms of performance characteristics.

We also had another success earlier this year, by getting lifted the constraints for our gas units that operate in Albuquerque where they've been constrained to only operating at about a 15 percent capacity factor for environmental reasons. That's now been lifted with an agreement of the city and state, so that they can operate if and when appropriate by the market at an 80 percent capacity factor.

So that's going to add a significant amount of additional energy available into the marketplace and in order to assure that we provide good quality service to our customers.

This just shows the capacity factors of San Juan and how they've improved. Obviously, we're utilizing our resources to the fullest extent possible. And because we're an asset-backed trader, we're in the position of now needing additional resources.

We added an 135 megawatts facility last year. You'll be seeing announcements coming from us in the not too distant future about our first project that will be added by mid-2002, and additional projects that will be added as we move into 2003. On average, we'll be adding 300 to 400 megawatts a year over the next four years.

In 2002, you won't see 300 megawatts added, it'll probably just be one unit. But you'll see more than 300 being added at a future time.

We've got about 400 megawatts of turbines that are on order and they're both seven FA's, the standard combustion turbine as well as some smaller units.

Remember, you won't see us doing a lot of 600-megawatt power plant developments because our strategy is geared around niches and geared around constrained areas.

And so we focus more on those areas where you need to come in with a peaking resource of 130 megawatts in order to round out the ability to make 150-megawatt base-load sale to a customer. That's the kind of strategy you will see from us. So they will come in smaller amounts rather than large commodity-type plants.

The other side of our business which is exceptionally important to us both in terms of giving us the permission in the wholesale market as well as the value of our growing retail base is our retail business, which is continuing to grow 3 to 3.5 percent.

It's a great solid locomotive that has a good service record, good track record with our customers. We've been able to reduce rates to our customers by over 16 percent in the last eight years, and we're continuing to operate today after a fixed rate plan that's protected customers from the volatility of natural gas prices and the likes of what's happened in the western wholesale market place. And that's recognized by many of our customers as something that a lot of other places can't say. We do have a stipulation that maintains our rates at the current level through 2002.

As you probably know, we are one of the states that has taken a step back from the path of restructuring. When I came back to the company, which was about a year ago, I totally expected by this time we would have separated the business and we would have been moving forward with retail access in January.

One of the things I'm most pleased with is the ability of our company to turn very quickly when the dynamics, the political dynamics changed with the advents of the crisis in California. And moved to a point where we will have a five- or six-year delay in structuring. But getting all the business flexibility that we need in order to grow our business.

The legislative session that we had, this last session was a very good session from our perspective. We think that the legislature and the Governor responded well to the energy situation of the west while also recognizing the flexibility we needed as a business to grow.

And were very supportive in endorsing our efforts to build new generation without regulatory on the site, whether it be for the New Mexico market or it be for out of state markets. They view and understand the value of providing the value-added services of New Mexico rather than just exporting a raw product like natural gas and coal.

Maybe just a moment about our efforts on the acquisition of Western Resources. A brief reminder as to why, what the logic stream of this transaction is. What we've found is that we have really, I think, been able to make a mark in the western marketplace as a niche player.

But in order for us to be able to continue the kind of growth that we've had, it is valuable for us to extend into a second significant market.

As we've looked at the Midwest market, what we see is a market that in many senses is -- looks like the western market of six, eight, ten years ago. It's a little less mature in its development. It doesn't have quite the same degree of attention and focus, and nor the -- necessarily the same degree of creativity that's been applied to that marketplace. And that's something that we think we've learned through the school of hard knocks and we can bring to them.

It also obviously adds to our asset base in a very significant way with a pool of very good quality assets. It's a fuel mix that's very much like ours. A good operating nuclear facility. Some very good middle-aged coal plants and some gas and oil capacity, including new units coming online that give us a good sense that we would be able to extend our asset-backed trade strategy.

It obviously also increases our financial scale to give us more flow, touch the folks like you and the people you advise, can move into our stock, and if they ever feel they need to, could move out. Of course they never would want to. But would have the opportunity to do the things they need to do the things they need to do to manage their financial position.

So the Western Resources transaction -- and I'll come back in a moment and talk a little bit about where it stands and how it moves forward. But I just wanted to remind you of the primary reasons why we were interested in that transaction.

I'd like to turn it over now to Eddie Padilla to talk specifically about the marketplace that we see in the Midwest. Why we're intrigued by it, and why we feel it's good or better about it than we did when we announced this transaction in November.

MR. PADILLA:
Thanks, Jeff. I'd like to take a minute to follow up a little bit on Jeff's comments about how we transformed to a merchant utility.

I'd like to show you a few of the key indicators that we think demonstrate that transformation in totality and then I'd like to focus on some of those same indicators in the mid-continent marketplace, and how we think they'll show us that the opportunity exists in mid-continent to replicate our strategy in that marketplace.

First and foremost, we believe that we've been able to maximize the utilization of our assets. This particularly is in the case of the units that we operate ourselves in San Juan.

And at the same time we've been able to increase a concept we call trading velocity which is really nothing more than the ratio of our total sales for a total generation.

We've been tracking ourselves relative to this measure for some time. We're able to benchmark ourselves and we think that we're doing relatively well in this category. Of course this is all intended to focus ourselves in, as Jeff described, our niche marketplace.

We are fundamentally a re-packager of power needs for both end-users and suppliers. Very often our actual product lines are somewhat of a business sensitive nature. But fundamentally what we tend to do is try and take standard blocks of power, repackage them into the needs of the end-users, or in the case of the suppliers we're able to do the same thing to offer them enough synthetic resources that allows them to better manage their risk.

Let me show you a few measurables that we think demonstrates our successes in these categories. First of all, if you look at the bar charts on this graph, this is a measurement of our utilization rate as measured in capacity factors.

About ten years ago you note that we were in the 60 to 65 percent range and over the ten years we've increased that to where we're consistently now in the 85 percent category. We're also happy to report that in Q1 of this year we hit a 94 percent rate which put us in the top 5 percent of performance in the country.

We've also noticed that over time, that has transformed us from being a below-market-average to above-market-average compared to our competitors.

This was by design. This is our mentality. When we refocused ourselves and redesigned our tool supply contracts it was not just to reduce our jurisdictional rates, but also to help us be more competitive in the regional marketplace and this demonstrates that success.

Also on this graph, on the line chart we have a measurement of our trading velocity. Again, our measurement of our total sales to our total generation.

This shows the similar pattern as our capacity factor in that ten years ago we were relatively low in this category, which demonstrates that really we were just focused on our jurisdictional needs. There was not much more generation being generated except for that broad jurisdictional load. And of course this time has gone now as we've demonstrated that relationship and that ratio has increased dramatically where now based on this measurement we're two and a half times the amount of sales we've made compared to our generation.

Now when we turn to the mid-continent marketplace and looking at these same indicators, we note particularly the total utilization factors of Western Resources is very similar to the regional average in general.

One interesting point to note here is that this utilization rate is very similar to where we were ten years ago. And so this demonstrates to us that there's upside opportunity associated with the capabilities of increasing the outputs of these units.

One thing that Western has as an advantage that we didn't have ten years ago, is they have very competitive units for the studies that we've done.

As I mentioned when we first started out in our program in the west, our units weren't cost competitive and we had to work to make them be so.

As we looked at the remaining quarter of the western units in the mid-continent marketplace, we notice that they are in the bottom one-third in terms of cost structures. So we think that they are already postured to be able to move forward into that marketplace.

As we noted in this slide, we think they're better than 60 percent of the units in the total three continents not including the Southeast Reliability Council. And if you include those resources, as much as 80 percent of the resources they're more competitive than.

Now turning to the concept of trading velocity. We note as Jeff mentioned that the robustness of the liquidity in that marketplace doesn't seem to be as high as in the western United States.

But as we looked into individual performers across the mid-continent, we would note that this same ratio I described has shown in some particular instances to be higher in some utilities, which demonstrates to us that the absorption rate or the ability for that marketplace to accept the liquidity of a purchase or resale program gives a good -- we would also note from various reports done by other parties that traders, the large traders are also actively participating in this marketplace, which would indicate the need for additional generation velocity to occur to accommodate their trading programs.

So in final, as we have gone forward and we've done our own analysis by third-parties on our behalf which has effectively tried to relate the opportunities that we've described to you as well as the transportability of the Western Resource assets into adjacent marketplaces. We feel that there are very strong opportunities that are not significantly encumbered by transport capabilities. This would be primarily to the north and to the southeast because of the transmission constraints to the west. So with that, Jeff.

MR. STERBA:
Thanks, Eddie. Just to wrap-up. The Western transaction -- one of the most frustrating things as you all know in the utility industry is the length of time that it takes for these to wind their way through the regulatory approvals and we do certainly have a path ahead of those. That path is marked by some -- maybe somewhat different situations as you typically see. One certainly is the Western rate case. That case which goes to hearing I believe on May 17th. Is that right?

MR. PADILLA:
Right.

MR. STERBA:
-- goes to hearing on May 17th, will have a decision out by July 25th or on July 25th from the commission. We have decided not to go forward with our filings for regulatory approval of the acquisition until such time as that rate case is out because it has obviously a significant impact and also there are certain elements of it that we want to understand not just the number outcome, but the flavor.

So the next element will be filing for the regulatory approvals necessary, probably in late summer, and then moving into the shareholder approvals in the fall. So there are a series of things that have to take place before we're able to move forward with this transaction.

We would still hope that the transaction would be closed in the second quarter of next year, roughly a year from now, but there's an awful lot of things that have to get done between now and then, and some of which we really can't even get started actively on until such time as the other issues like the rate case are resolved.

In terms of our near-term outlook. We've got a cartoonist in New Mexico that has had more fun with the California situation, so we thought we'd share them with you this morning. But for those of you that joined us on the conference call, we talked about a sustainable earnings level of $3.50 and I thought it would be useful to just give you an overview again of those things that go into -- that we factored into in thinking about that number.

We felt that it really is not very effective nor that meaningful to talk about our earnings this year because frankly they'll be higher than that because of the marketplace. But as we talked about before what really counts is what are we going to be able to sustain? What is our earning power over time regardless of the characteristic of the pricing market?

One of the things we think will effect the west, I think you're going to start to see more energy conservation efforts kick-in. California has been lighting the northwest and the implementation of energy conservation. That's got to turn around. Certainly the president is doing his part. It's shown in the paper this morning.

The credit quality issues seem to be being addressed in different ways, but they can have an effect on what's happened this year. The bringing on of new generation and the resolution of the qualifying facility dispute within California.

One of the other efforts that we are very much focused on is our willingness to move away from short-term transactions to make longer term transactions that may cost us, if you will, something in near-term profitability and what will provide us a bridge from what we believe will be a surplus market X years down the road, whether it's three and a half, four, five years.

In the not too distant future this pendulum is going to swing and so we have -- we will be announcing probably within a couple of weeks, the next significant transaction contract that's over 100 megawatts of a long-term sales, six years in duration, at a good price.

And we believe that we see more opportunities in the marketplace and these are not necessarily into the California marketplace. They're throughout the western United States, closer to the territories in which we operate. So you'll see us moving into more long-term transactions. Obviously the amount that we do will affect what happens to our profitability today and in the future.

And certainly there are a lot of issues swirling around about federal and state regulatory decisions. Will there be price caps? What will they look like? And also are there people in our state in New Mexico that will feel if you're making so much money in the wholesale market shouldn't our retail rates go down. And there's a lot of those kinds of issues that we've -- you can cut five ways from Sunday. But in looking at all of them, we've gotten very comfortable with the sustainable earnings level of $3.50 from which we can grow.

Given that, we continue to believe that there's strong upside potential for our stock. While we are pleased to see that there's greater market recognition of the value in our stock, we still believe that it's way undervalued compared to virtually any measure that you want to look at it.

Now these ratios I believe, Barbara, were end of year and they were based on $2.60 to $2.70 earnings projection on our part for 2001. We've talked about now the changes in what our projections are, but we still have roughly the same kinds of PE on those kinds of earnings levels.

So we're here to tell you that we're committed to the strategy. We think that it is continuing to succeed. The pictures of the results show that. We're committed to ensuring that it is long-term earnings that we're focused on and not the short-term spot. And because of that we believe that there's still upside to those of you that have missed the buying opportunity and still have a window of time to get in.

With that, we'd be happy to turn it over to you to answer any questions that you may have by my associates that are here with me.

JOHN:
Two questions. Jeff, you mentioned that in Albuquerque you had some additional generation prospects.

MR. STERBA:
Yeah.

JOHN:
Are those peaking units? From a practical perspective what could that mean in additional outputs?

MR. STERBA:
They're not peaking units, they're steam units. They're gas-fired steam units, but they're older. They don't have the greatest heat rates, but in a market -- pricing market like we have today they do fine. They definitely dispatch into the market.

We ran into this situation last year where we had to hold them off the market because the last thing we're going to do is place our retail load in jeopardy. So we effectively planned for a second contingency in terms of having enough resources available to serve our retail market. And because of that we had to hold these units off the market because we could only run them a certain -- a limited point and period of time.

I think the difference between a 15 percent capacity factor and 80 percent capacity factor could be about 800,000 megawatt hours -- 800 gigawatt hours. Whether they'll dispatch fully at that rate is a question. Eddie, do you want to add anything to that?

That's the kind of energy levels and these are units that have -- as a gas crisis we're locking in at maybe $75 marginal cost, $80 marginal cost. That kind of thing. So you have to have a pretty robust pricing market for them to dispatch these. That hasn't been a problem.

JOHN:
And the second question on entering into long-term contracts. I thought a lot of your sales were made during off-peak periods when -- to have capacity available you might not have it available during peak. How much capacity do you have available as you enter the year round contracts?

MR. STERBA:
Good.  Eddie, why don't you --

MR. PADILLA:
Well, John, that's a constantly moving answer to try and give you because I was talking to some other folks before this question came up. The focus is -- our focus is not just serve jurisdictional load and then whatever is left over afterwards we dispatch into the wholesale market.

Our approach is to the portfolio. So we look at our jurisdictional load as just another one in the portfolio of uses, and so our strategy then is to take long positions to manage our risk relative to our entire sources and needs portfolio.

Now as Jeff mentioned we adjusted that strategy on the basis of the forward curves and right now we're concerned that the upward trends and the prices in Q3 particularly with shortages expected. And so throughout this year, and we take the position that we're covered our spec of contingency or shared some times and some cases we're looking to cover up and that's relative to all our sources.

MR. STERBA:
I think another piece to share on that, John, is that our ability to make on-peak commitments like these long-term transactions is dependent on our commitment to new resources.

So if we look only at our existing resources with this transaction that we're entering into, frankly, we're reasonably committed. But we're -- along with this sale will be an announcement on a resource that's going to be built. So it's both a combination of what Eddie said as well as the new resources that we're adding.

But on a long-term we're geared around trying to probably have 40 to 50 percent of our total sales locked up in long-term contracts, that kind of range. And remember that's including basically adding about 1,600 megawatts of capacity, 1,500 megawatts of capacity.

MS. BARSKY:
Can I ask the questioners to state their names so that they can be recorded for the recorded transcript.

MR. Silverstein:
Evan Silverstein. Just on the same issue, is there off-peak capacity available in the market?

MR. STERBA:
Evan asked about the relationship with bringing on peakers and availability of off-peak energy. Absolutely, Evan. What we find is that as we add peakers what it does is it gives us the ability to sell 80 percent capacity or 80 percent load factor power to a customer that really needs it and allows us to shape our overall portfolio. Because when we build a facility we're not looking to sell that facility. As Eddie said it's a new resource into our portfolio of resources which we then use to serve the marketplace.

We also have, you know, a strategy that others have adopted in which -- as we talked about we're an asset-backed trader. So frequently we will go out in the marketplace and buy resources or make a sale that's backed by assets. We'll then go out and replace the supply, but locking in a margin and then resell the assets, and that's how we develop that inventory turnover.

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And because we do it on a system basis as opposed to discrete units. For example, only selling our excluded capacity which most of you know is capacity that's excluded from rates and it's committed to the wholesale market. We've got a lot more flexibility to be able to maximize what we can sell into the market in the varying terms.

MR. CHURCH:
Scott Church. Can you comment on why you increased your capacity so significantly in light of the fact that you believe that three to five years out prices will be down?

MR. STERBA:
The question is given that we expect prices to be down why are we willing to commit at risk capital to expand our generation.

Two things. Number one, remember what we're adding. We're adding peak and capacity. We will look at adding some mid-range and base-load capacity, but we're really adding peaking capacity which is fairly low capital costs. We'll have higher operating costs. Because what it does is it enhances the value of the remaining energy we had within our systems, just the point that Evan made.

Second, one of the things we've seen is that most prognosticators believe that natural gas prices have moved significantly upward, obviously. They're going to move down some, but they're still going to stay a lot higher than they were three years ago.

In the west, natural gas provides the backstop pricing. And so when we're able to take a mix of coal energy and a little bit of gas out of the peaking unit, we're able to make sales that clearly more than recover the cost and the cost of capital on that mere incremental investment.

As we do it, though, the other thing to keep in mind is that we're making those commitments not into the general commodity market by in large, we're making commitments into constraining areas where there's limited choices, limited opportunities. And so the likelihood of being able to negotiate reasonable contracts that have terms that is -- that have, you know, where there is seven years, or ten years, or 20 years of term behind it to ensure that we've got the profitability of the investment locked up.

It's a lot -- it's a less risky strategy from our perspective than committing capital to the commodity machines. So I think it has a lower -- that approach has a lower risk to it given what we expect to be a surplus energy market in the future. Yes, ma'am.

ANDREA:
Aren't there other players also trying to go into these same markets?

MR. STERBA:
The question Andrea asked is aren't there other players also trying to go after these same kind of constrained areas and how many are there, and we've really got the advantage.

Andrea, in a lot of instances people talk about that, but I've got to tell you, when you can put in -- when you can site a 600 or 1,000 megawatt facility, most of the areas we're looking at they don't have that much load anywhere near them. And so those kinds of facilities which a lot of investors feel because of their size, a lot of the IP developers and traders feel that they have to invest in because of their scale that that's a league above us.

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

We're not looking at those kinds of constraint sites. We're looking at things where when you at 100 megawatts, boy you've really -- that's all you can squeak in there. So we're looking at smaller sites by in large. And in those smaller sites are there are other people that are also pursuing them? Yes. Sure there are. But we've got one site that is already air permitted.

Eddie, why don't you talk briefly about the approach we've got on our site.

MR. PADILLA:
Well, we've got what I refer to as two sites in the advanced development stage at this point. Jeff also pointed out earlier we have five different units, three of them smaller, two larger units already on order. We have several sites in advanced stage with air permits. So we hope to be able to announce this site in relatively short order.

In addition to those, we actually have some alignments with third parties that will also bring some additional units to an arrangement where we would be primarily the merchant agent for the facility. And so in total we're looking again as Jeff showed off a slide of somewhere between 300 and 400 megawatts a year beginning next year.

We have our first units showing up in November of this year and in a relatively stated fashion. Those units we've ordered will be showing up around six to eight months thereafter, every six to eight months.

MR. STERBA:
I agree this issue of transmission constraint markets is an interesting one. Let's take Phoenix for example. They have 24,000 megawatts of generation and I've even heard people that have announced some of those plants say we're building because of transmission constraints.

Well, what they're doing is building right smack in the middle of the transmission constraints and they're not helping it, they're aggravating it. There's no way you can get 20,000 megawatts of power out of the Phoenix valley. And there isn't 20,000 megawatts of load that's being added in that area.

So, you know, people think about transmission constraints differently, but remember we're targeted for smaller kinds of locations. We don't dance with the big boys. We know our place in this market and think we can still be successful. Yes, sir.

UNIDENTIFIED:
Jeff, a couple days ago Dick Cheney talked about potential for upgrading output of power plants.

MR. STERBA:
That's a really good question. In fact, I was very pleased to see that because it's something we've worked to help people understand.

We've got the capability of probably adding over 100 megawatts of generation out of our existing coal units without putting another VPU of coal into the plant or emitting another ton of SO2.

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

But we will not do it with the threat of NSR review hanging over our heads. I think that message has gotten across to the administration and it's getting across more and more to Congress.

If that happens, we would be able to move forward on an ongoing basis starting as early as potentially next year, probably two years after because it takes awhile.

So things -- what you're primarily doing is you're reblading the turbine. There's been such advances made in turbine -- in blade design that you're able to replace some of the blading of the fans and be able to significantly increase the efficiency of the turbine. And you can either take that efficiency in a lower heat rate of the unit producing the same amount of output or increase the number of megawatts that it's generating. And I can't think of a better approach to benefit the environment while benefitting the economy than to do that.

The capital costs are relatively low and the operating costs are negligible. So it would be a positive. From our perspective that kind of a change has to happen through legislation not administrative action. It's got to be legislative because we can't take the -- you're not going to find people willing to take the risk that in four years it gets revearsed.

EVAN:
Is there any risk that the requirements change and those changes free up so many megawatts of power in the market that you're in and that really changes the advantage that you have?

MR. STERBA:
Evan, very good question. His question was are there a number of other players that could also do the same thing until you affect the market and there's no doubt that you would.

There are a number of coal plants I think, though, when you move and I think this happens more in the Midwest, that have another set of issues other than just the challenge of reblading that they have to face, much higher scrutiny about nox that would definitely come into play with an upgrade.

So I think that there are other costs that some plants would incur that other plants would avoid. But if you look in the west there's a significant amount of coal stimbaler vintage in the 1970's, early '80's that would also have the potential of being upgraded.

But I think what you see is you're not going to find companies that are going to rush out, shut all their plants down and reblade. What's going to happen is as they go through an overhaul they're going to reblade. And so you'll see them staged over time and probably will help replace other resources that would otherwise be added because you're going to have to spend capital to do this.

And one of the things that I think is very, very healthy about this approach is we're facing a time when more commitment is being made into the gas use than we've ever seen in the history of this country, I think. The last three years how much -- 95, 97 percent of all new generation has been natural gas. The next five years 95 to 97 is go all natural gas.

What this would allow is some continued diversity through the expansion of coal without building new sources, a new coal plant, which is another step obviously. Carl.

MR. TOLLINGTON:
Jeff, other than the one little package and the slides there was no mention made of Avistar, no cartoons, no photos. Could you talk a little bit about what's up with Avistar these days?

MR. STERBA:
Yeah. Carl Tollington asked about what's going on with Avistar since we really didn't focus on it. Avistar has got some interesting ideas still cooking. But at this stage, I think on our books we've only got about $4 million of investment associated with it and it's not operating in the black. It's operating in the red as you would expect and it'll probably continue to do that for a while.

What it's really in search of is technological advances that assist us in our markets that we can be more of a second tier venture capitalist.

We have had some operational endeavors of Avistar. We had an energy management endeavor. We had a water system management endeavor and you'll find us pulling out of that.

We believe that Avistar needs to be focused on investing in appropriate technology of market advances rather than in operating businesses. And so the focus of Avistar is in the process of changing. Yes, sir.

MR. RANGO:
Frank Rango. I'm a little concerned that the utilization factor on your coal burning plants. I'm wondering what would happen if you get an unexpected outage in one of your plants? Would you sort of being living and dying by the state's sort of high power prices? And what's the state ability of being able to run its plant over long periods of time.

MR. STERBA:
Frank Rango asked a question about with our high capacity factors on our full units are we more at risk to an outage, that we could be thrust in the position of buying power at these high costs. You're absolutely right that can happen. Our response to that is really a risk mitigation strategy.

Number one, we reserve capacity out of our system, particularly out of gas and oil units, exactly for that situation. No question a gas and oil unit will cost us more to burn -- to generate than the coal units, so there is a cost. But it doesn't throw us into buying power of $300. It does put us in the position of generating of a gas unit at $70. So, yeah, there's an exposure.

But number two, relative to the coal units and their ability to sustain these levels, we believe they can be sustained. One of the major reasons why we're much more comfortable with that is because of the change we made in our coal sourcing.

As you may remember we announced late last year -- well, October, that the complete renegotiation of our major fuel supply in which we were moving from an above ground strip operation to an underground operation that will save us about a half a billion dollars over the next 17 years.

One of the side values associated with that is the coal that will be coming out is a much higher quality coal, not just in BTU content, but in ash content. Much lower ash level and ash is an abrasive and it is one of the major causes of forced outages of coal units. And we've been burning a higher ash content than really those boilers were designed for. And so moving to a much lower ash content is going to not only prolong the life, but increase the probability of being able to maintain 85, 86 percent capacity factors on those units.

We're also spending money to ensure that those units are protected. We've got an outage going on right now with one of the coal units in which we're spending probably two and a half times the typical overhead costs or overhaul costs because we're replacing a lot of the parts to get it ready for its next long-term run. So we're effectively renewing this equipment at a pretty reasonable cost compared to what's occurring in the marketplace today.

So if you -- there are some coal units that have operated at 85, 86 percent for over extended periods of time. We think we've gotten these units tuned now to a point where they can do that. And with the change in the coal, we feel very good about the ability to sustain that over a long period. Couple that with our operating strategy from a risk management side of always ensuring we've got additional generation that is only committed in the short-term spot market that we can fall back on when the -- if and fact we have an outage.

Let me just give you a quick example. As you know, Palo Verde 3 is out for an additional 17 days, roughly, just under three weeks. And we expected that that could cost us up to $15 million because of the loss in that instance is an opportunity cost because of not having that 130 megawatts available.

In reality it's costing us much less than that because of the way we've been able to adjust our operations to cover that unanticipated outage of that user. So no question, it's a risk. We think we're managing it reasonably effective.

One of the things I would really urge that you all do is look at the most recent NERC reports and the things that NERC is coming out with now in which they are finally going forward with a probabilistic assessment, if you will, of what plants will actually come online.

Because if you look at what's been announced, I mean it's not a matter of it being a surplus market it's going to be -- I mean you can have people on the street corners holding out their coats saying you want to buy a power plant. I mean it's going to be a wash in the marketplace. But the likelihood that these plants come online, that they're anything other than flash-in-the-pan announcements is when you have to really focus on. Our personal views is you'll probably see 30 percent, Eddie, maybe 30 percent with the announced plants actually come online.

Now we think we're taking a different approach. When we talk about doubling that capacity that's really a commitment. We could come out and announce we're going to add 5,600 megawatt units in the next four years, but that's not our approach and our strategy. And you see a lot of these players they're coming out and announcing 20 sites of which they may build six. UNIDENTIFIED:
I'd like to follow up, though, to one of the earlier questions that you can get adequate return on the plants that are built over a five-year basis, based on the five-year contract that you put in place. But what I don't understand, though is, that may be true, but doesn't that put at risk any existing money, any existing excess returns you're making today on your power sales?

MR. STERBA:
Absolutely. And that's why the earnings that we generate this year we will not stay sustainable because we don't believe that the level of earnings we will probably show this year is what is sustainable in varying market conditions. We're going to earn in excess of $3.50. We think $3.50 is what we can sustain. So sure it's going to put at risk the level of earnings that players may gain this year.

Any other questions? Maxwell has gotten off too dang easy. Ask a financial question.

MR. MAERKI:
It's about time.

MR. STERBA:
Anything else? All right. Well, thank you very much for joining us and we look forward to seeing you in the future.

OPERATOR:
Thank you. Ladies and gentlemen, if you would like to access the replay for this call, please dial 973-709-2089 with a pass code of 182135. Thank you all for
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Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements made in this filing that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of the Company are based upon current expectations and are subject to risk and uncertainties, as are the forward-looking statements with respect to the benefits of the Company's proposed acquisition of Western Resources and the businesses of the Company and Western Resources. The Company assumes no obligation to update this information.

Because actual results may differ materially from expectations, the Company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999, as amended, and in other cases now pending or which may be brought before the commission and any action by the New Mexico Legislature to further amend or repeal that Act, or other actions relating to restructuring or stranded cost recovery, or federal or state regulatory, legislative or legal action connected with the California wholesale power market, could cause the Company's results or outcomes to differ materially from those indicated by such forward-looking statements in this filing.

In addition, factors that could cause actual results or outcomes related to the proposed acquisition of Western Resources to differ materially from those indicated by such forward looking statements include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of the Company and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, and the impact of Protection One's financial condition on Western Resources' consolidated results.

Additional Information
In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth or will be incorporated in PNM's Annual Report on Form 10-K filed with the SEC on February 22, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in or will be incorporated in Western Resources' Annual Report on Form 10-K filed with the SEC on April 2, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

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